Mail Stop 3561

December 28, 2006

Richard P. Kundrat
Chief Executive Officer
Nuvim, Inc.
12 North State Route 17
Paramus, NJ 07652

> **Re:** **Nuvim, Inc.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed December 18, 2006**
> **File No. 333-138129**
>
> **Amended Form 10-QSB for Fiscal Quarter Ended September 30, 2006**
> **Filed December 1, 2006**
> **File No. 1-32499**

Dear Mr. Kundrat:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Registration Statement on Form SB-2

Prospectus Cover Page

1. We note your response to comment 2 in our letter dated November 16, 2006 and partially reissue the comment. Please limit the cover page to the disclosure required by Item 501 of Regulation S-B. In this regard, the second paragraph appears overly lengthy for the prospectus cover page. Please revise accordingly.

Prospectus Summary, page 3

2. We note your response to comment 4 in our letter dated November 16, 2006. Please, however, revise to include a brief summary of the terms of the offering.

Selling Stockholders, page 12

3. We note your response to comment 7 in our letter dated November 16, 2006. In this regard, we note your disclosure that Paulson Investment Company, Inc. is a registered broker-dealer, however, we are unclear as to whether Midtown Partners & Co., LLC and SGC Capital LLC are registered broker-dealers or affiliates of registered broker-dealers. Please confirm whether these entities are registered broker-dealers or affiliates of registered broker-dealers. If they are registered broker-dealers, please note that a registration statement registering the resale of shares being offered by broker-dealers must identify the broker dealers as underwriters if the shares were not issued as underwriting compensation. In this regard, we do note your disclosure that Midtown Partners & Co., LLC received their shares as commissions in connection with a private placement.

If these entities are affiliates of registered broker-dealers, please provide an analysis supporting your position that the resale of securities by any affiliates of broker-dealers is not an indirect primary offering, as we requested in comment 8 of our letter dated November 16, 2006. If the offering is an indirect primary offering, affiliates of broker-dealers must be identified as underwriters. If the resale of securities by affiliates of broker-dealers is not an indirect primary offering, you must clearly state in your prospectus:

- the seller purchased in the ordinary course of business; and
- at the time of the purchase of the securities to be resold the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

In this regard, we do note that SGC Capital, LLC made these representations.

4. We note your disclosure that Peter Jones and Trent Davis informed you that they purchased the shares in the ordinary course of business and at the time of the purchase of the securities to be resold they had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Yet, in footnotes 7 and 8 to the table, you indicate that they are underwriters in this offering. Further, in response to comment 8 in our letter dated November 16, 2006, you state in the response letter that you believe that "[n]o one included among the sellers is acting

as an underwriter." Accordingly, we are unclear as to whether you have determined that the resale of securities by Peter Jones and Trent Davis, as affiliates of broker-dealers, are indirect primary offerings, despite the fact that they were able to make the representations mentioned at the beginning of this comment. Again, if the offering is an indirect primary offering, affiliates of broker-dealers must be identified as underwriters. Please revise or advise.

5. We note your disclosure that certain selling shareholders are underwriters in the offering. For example, Paulson Investment Company, Inc. is a registered broker-dealer and did not acquire the shares to be resold as underwriting compensation. We view resale transactions by underwriters as selling the shares by or on behalf of the issuer for purposes of Rule 415(a)(4) of Regulation C under the Securities Act. For these sales to occur "at the market," the provisions of Rule 415(a)(4) must be satisfied. As your offering does not appear to meet these provisions, an "at the market" offering by an underwriter is not permissible. Your offering should be revised to price the shares being offered by the underwriters for the duration of the offering. Please revise your prospectus in all appropriate places accordingly.

Undertakings, page II-10

6. We note your response to comment 9 in our letter dated November 16, 2006. Please revise to include the full undertaking in Item 512(g)(2) of Regulation S-B. Further, since the registration statement also relates to a primary, underwritten offering, please include the undertaking in Item 512(a)(4) of Regulation S-B.

Amended Form 10-QSB for Fiscal Quarter Ended September 30, 2006

Controls and Procedures, page 36

7. We note your response to comment 16 in our letter dated November 16, 2006. It appears, however, that you have not complied with the comment. Accordingly, please confirm whether your disclosure controls and procedures were designed to provide reasonable assurance that the controls and procedures will meet their objectives. Further, please confirm that in future filings, you will disclose whether your disclosure controls and procedures were designed to provide reasonable assurance that the controls and procedures will meet their objectives.

******

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

Please contact Kurt Murao, Attorney Advisor, at (202) 551-3338, Ellie Quarles, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Mark Alan Siegel, Esq.
        Fax: (954) 835-2903